UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K
(Mark One):
[ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the year ended December 31, 2010
OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from __________ to __________

COMMISSION FILE NUMBER 1-6780

RAYONIER INC. SAVINGS PLAN FOR
NON-BARGAINING UNIT HOURLY EMPLOYEES
AT CERTAIN LOCATIONS

RAYONIER INC.
1301 Riverplace Boulevard
Jacksonville, Florida 32207
Telephone Number: (904) 357-9100
(Principal Executive Office)
(Name and address of Issuer of the securities held pursuant to the Plan)

RAYONIER INC. SAVINGS PLAN FOR
NON-BARGAINING UNIT HOURLY EMPLOYEES
AT CERTAIN LOCATIONS
AS OF DECEMBER 31, 2010 AND 2009
AND FOR THE YEAR ENDED DECEMBER 31, 2010
Note: Other schedules required by Section 2520.103 - 10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Pension and Savings Plan Committee of the
Rayonier, Inc. Savings Plan for Non-Bargaining Unit Hourly Employees at Certain Locations
Jacksonville, Florida
We have audited the accompanying statements of net assets available for benefits of the Rayonier, Inc. Savings Plan for Non-Bargaining Unit Hourly Employees at Certain Locations (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.

/s/ ENNIS, PELLUM & ASSOCIATES, P.A.

Ennis, Pellum & Associates, P.A.
Certified Public Accountants
Jacksonville, Florida
June 28, 2011

RAYONIER INC. SAVINGS PLAN FOR NON-BARGAINING UNIT HOURLY EMPLOYEES
AT CERTAIN LOCATIONS
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31,

	2010	2009
ASSETS
Investments, at fair value (Notes 2, 3 and 4)	$5,403,725	$4,833,665

Receivables:
Notes receivable from participants	589,854	621,176
Accrued interest and dividends	361	203
Employer contributions	2,365	4,332
Participant contributions	5,341	9,733
Total receivables	597,921	635,444

NET ASSETS AVAILABLE FOR BENEFITS,
BEFORE ADJUSTMENT	6,001,646	5,469,109

Adjustment from fair value to contract value
for fully benefit-responsive investment
contracts (Note 2)	(238,255)	(169,957)

NET ASSETS AVAILABLE FOR BENEFITS	$5,763,391	$5,299,152

The accompanying notes are an integral part of these financial statements.

RAYONIER INC. SAVINGS PLAN FOR NON-BARGAINING UNIT HOURLY EMPLOYEES
AT CERTAIN LOCATIONS
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31,

ADDITIONS TO NET ASSETS:	2010
Net appreciation in fair value of investments (Note 4)	$482,571
Interest and dividends (Note 5)	152,813
Interest on notes receivable from participants	33,157
Employer contributions	135,949
Participant contributions	316,197
1,120,687

DEDUCTIONS FROM NET ASSETS:
Distributions to participants	(656,448)

Net increase	464,239

Net assets available for benefits:
Beginning of year	5,299,152
End of year	$5,763,391

The accompanying notes are an integral part of these financial statements.

RAYONIER INC. SAVINGS PLAN FOR NON-BARGAINING UNIT HOURLY EMPLOYEES
AT CERTAIN LOCATIONS
NOTES TO FINANCIAL STATEMENTS

1.	Description of the Plan
The following brief description of the Rayonier Inc. Savings Plan for Non-Bargaining Unit Hourly Employees at Certain Locations (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
General
The Plan is a defined contribution plan covering all full-time, hourly-paid, non-bargaining unit employees of former and current operating locations of Vanillin, Baxley, Eatonton, Swainsboro, and Lumber City of Rayonier Inc. (“Sponsor” or the “Company”). Certain part-time employees at these locations are also eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Massachusetts Mutual Life Insurance Company (“MassMutual”) serves as the custodian and record keeper of the Plan, and maintains and administers the Plan's investment assets for the benefit of participants. The trust forming part of the Plan (the “Trust”) maintains the Plan's investment in the Rayonier Inc. Common Stock Fund and is administered by State Street Corporation (“State Street”).
Subsequent Event
Effective June 3, 2011, Reliance Trust Company replaced State Street as Trustee.
Contributions
Participants may contribute one percent to 100 percent of eligible compensation, in one percent increments. Contributions may be made on a before-tax basis, after-tax basis, or a combination thereof.
Each year, the Company contributes to the retirement account of each participant an amount equal to 60 percent of the first six percent of each participant's compensation that a participant contributes to the Plan. Matching Company contributions are initially invested in the Rayonier Inc. Common Stock Fund. Participants can elect to transfer all or part of their total account balance into any available investment under the Plan at any time.
Each year participants may contribute up to the maximum allowed by the Internal Revenue Code (“IRC”). In addition, the Plan allows for “catch-up” contributions by participants age 50 years and older as of the end of the Plan year. The Plan also permits rollovers from other qualified plans into the Plan.
Subsequent Event
The Company closed enrollment in the pension plan to new participants hired after February 2011. Effective March 2011, new employees receive an enhanced retirement contribution of three percent of their compensation.
Participant Accounts
Each participant's account is credited with the participant's contribution and the related Company contribution. Plan earnings and losses are allocated to participant accounts based upon account balances.
Vesting
Participants are immediately fully vested in their contributions plus actual earnings thereon at all times. Participants vest in the Company's contributions at a rate of 20 percent per year of service. Complete vesting in all Company contributions occurs after five years of service.
Forfeitures
Forfeited non-vested accounts may be used to reduce future employer contributions or to pay for administrative expenses related to the Plan. Total forfeitures were $3,272 for the year ended December 31, 2010. During 2010, forfeitures of $3,392 were utilized to reduce employer contributions. An insignificant amount of interest income is earned on the funds held in this account. At December 31, 2010 and 2009, the balance in forfeited, non-vested accounts totaled $2,437 and $769, respectively, and remains available in the Mass Mutual Fixed Income Fund (“MassMutual

RAYONIER INC. SAVINGS PLAN FOR NON-BARGAINING UNIT HOURLY EMPLOYEES
AT CERTAIN LOCATIONS
NOTES TO FINANCIAL STATEMENTS

GIA”).
Transfers
The Company maintains several defined contribution plans for its employees depending upon their employment status. If a participant transfers into a different plan during the year, the participant can elect to transfer their account balance into the corresponding plan. The transfer would be included in a “Transfers of assets” line on the Statement of Changes in Net Assets Available for Benefits.
Investment Options
Participants direct the investment of their contributions into various investment options offered by the Plan, as listed in the accompanying schedule of assets held at end of year. Participants are prohibited from transferring into Rayonier Inc. Common Stock Fund, most mutual funds and similar investment options if they have transferred into and out of the same option within the previous 60 days. The MassMutual GIA is not subject to this rule nor does this rule prohibit participants from transferring out of any option at any time.
Notes Receivable from Participants
Participants may borrow a minimum of $1,000 from their individual accounts. Loan amounts may not exceed the lesser of (a) 50 percent of the participant's vested balance, or (b) $50,000. Participants may not have more than one loan outstanding at a time. Loan terms range from one to five years or up to fifteen years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined periodically by the Pension and Saving Plan Committee. Principal and interest are paid ratably through weekly payroll deductions. Loan transactions are treated as transfers between the investment funds and the loan fund.
Payment of Benefits and Withdrawals
Plan benefits are payable to participants either at the time of retirement (including early retirement) or in the case of becoming permanently and totally disabled, or to their beneficiary in the event of death, based on the fully vested balance of their account. The options available for the payment of benefits include lump sum or annual payments over a future period. Under the IRC, payment of benefits must commence by age 70-1/2. In the event of termination of employment before retirement, a participant's account balance will be distributed in either a lump sum, over future periods, or deferred.
Withdrawals of any amount may be made once every six months from the participant's after-tax account in excess of a prescribed minimum. Withdrawals from before-tax account balances are allowable before attaining the age of 59-1/2 in the case of permanent and total disability or financial hardship. Existence of financial hardship is determined by Internal Revenue Service (“IRS”) criteria.

2.	Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan are prepared under the accrual method of accounting.
New or Recently Adopted Accounting Pronouncements
In September 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2010-25 which requires that participant loans be classified as notes receivable from participants and measured at their unpaid principal balance plus any accrued but unpaid interest. Previously, the participant loans were classified as investments and were subject to fair value disclosure. The amendments are effective for fiscal years ending after December 15, 2010 and have been applied retrospectively to the prior period presented. The Company's application of this guidance had no effect on the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2010. The Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009 have segregated the notes receivable from plan participants from the investments measured at fair value.

RAYONIER INC. SAVINGS PLAN FOR NON-BARGAINING UNIT HOURLY EMPLOYEES
AT CERTAIN LOCATIONS
NOTES TO FINANCIAL STATEMENTS

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Fair value is the price which would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Fully benefit-responsive investment contracts such as those held by the MassMutual GIA, are required to be reported at fair value pursuant to generally accepted accounting principles. However, contract value (generally equal to historical cost plus accrued interest) is the relevant measure for fully benefit-responsive investment contracts because it represents the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the accounting standard, all Plan investments are presented at fair value in the Statements of Net Assets Available for Benefits and an adjustment is made to revalue the fair value of the MassMutual GIA to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The guaranteed interest rate was 3.50 percent and 3.80 percent as of December 31, 2010 and 2009, respectively. The guaranteed interest rate is determined every six months.
The following table represents the annual interest credited to the account as a percentage of the average annual fair value of the MassMutual GIA:

	December 31,
Average yields	2010	2009

Based on actual earnings	3.14%	3.77%
Based on interest rate credited to participants	3.14%	3.77%

Purchases and sales of securities are recorded on a trade-date basis. Interest income and dividends are recorded on the accrual basis. See Note 3 - Fair Value Measurements below for additional information.
Notes Receivable from Participants
Participant loans are recorded as “Notes receivable from participants” and measured at their unpaid principal balance plus any accrued but unpaid interest in the Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009. Delinquent participant loans are reclassified as distributions based upon the terms of the plan documents.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Payment of Benefits
Benefits are recorded when paid.
Operating Expenses
Certain expenses of maintaining the Plan are paid by the Sponsor. Fees charged by the individual funds and participant specific expenses are deducted from the participant's balance and reflected as a component of net gain from investment in plan assets.

RAYONIER INC. SAVINGS PLAN FOR NON-BARGAINING UNIT HOURLY EMPLOYEES
AT CERTAIN LOCATIONS
NOTES TO FINANCIAL STATEMENTS

3.	Fair Value Measurements
Financial assets and liabilities disclosed in the financial statements on a recurring basis are recorded at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The guidance establishes a three-level hierarchy that prioritizes the inputs used to measure fair value as follows:
Level 1 - Quoted prices in active markets for identical assets or liabilities.
Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.
The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value, as of December 31, 2010:

Asset Category	Level 1	Level 2	Level 3	Total
MassMutual GIA	$—	$—	$2,730,719	$2,730,719
Rayonier Inc. Common Stock Fund	1,740,911	—	—	1,740,911
Pooled Separate Investment Accounts
Large Cap Equity	—	731,676	—	731,676
Asset Allocation/Retirement	—	153,547	—	153,547
Intermediate Term Bond	—	15,849	—	15,849
International Equity	—	15,197	—	15,197
Mid Cap Equity	—	9,894	—	9,894
Small Cap Equity	—	5,932	—	5,932

Investments at Fair Value	$1,740,911	$932,095	$2,730,719	$5,403,725

The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value, as of December 31, 2009:

Asset Category	Level 1	Level 2	Level 3	Total
MassMutual GIA	$—	$—	$2,531,777	$2,531,777
Rayonier Inc. Common Stock Fund	1,524,645	—	—	1,524,645
Pooled Separate Investment Accounts
Large Cap Equity	—	641,781	—	641,781
Asset Allocation/Retirement	—	120,910	—	120,910
International Equity	—	9,200	—	9,200
Intermediate Term Bond	—	3,560	—	3,560
Small Cap Equity	—	1,792	—	1,792

Investments at Fair Value	$1,524,645	$777,243	$2,531,777	$4,833,665

RAYONIER INC. SAVINGS PLAN FOR NON-BARGAINING UNIT HOURLY EMPLOYEES
AT CERTAIN LOCATIONS
NOTES TO FINANCIAL STATEMENTS

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used during the year ended December 31, 2010.
Level 1 -Rayonier Inc. Common Stock Fund - fair value measured using the unit value calculated from observable market values of the stock plus short-term investment fund.
Level 2 -MassMutual Pooled Separate Investment Accounts - fair value measured using unit value calculated from the net assets of the underlying pool of securities.
Level 3 -MassMutual GIA - fair value measured using liquidation value based on an actuarial formula as defined under the terms of the contract.
Changes in the fair value of the Plan's Level 3 assets during the year ended December 31, 2010 were as follows:

Level 3 Assets
MassMutual GIA
Balance, beginning of the year	$2,531,777
Interest Income	112,898
Change in fair value of fully benefit-responsive
investment contract	55,810
Purchases, (issuances), and (settlements)	30,234
Balance, end of year	$2,730,719

4.	Investments
The investments that represented five percent or more of the Plan's Net Assets Available for Benefits as of December 31, were as follows:

	2010	2009
MassMutual GIA	$2,730,719	$2,531,777
Rayonier Inc. Common Stock Fund	1,740,911	1,524,645
MassMutual Select Indexed Equity Fund	731,433	638,896

During 2010, the net appreciation in the fair value of investments held by the Plan (including gains and losses on investments bought, sold and held during the year) was as follows:

Rayonier Inc. Common Stock Fund	$366,948
Pooled Separate Investment Accounts	115,623
Net Appreciation in Fair Value of Investments	$482,571

5.	Dividends
The Plan received regular cash dividends of $2.04 per share on Rayonier common stock owned, totaling $70,035 for the year ended December 31, 2010.

6.	Party-in-Interest Transactions
Certain Plan investments are in Rayonier common stock. As Rayonier is the Sponsor, these transactions also qualify as party-in-interest transactions. At December 31, 2010 and 2009, the Plan held 31,373 and 33,844 shares of Rayonier common stock, respectively, which represented 0.04 percent of the total shares outstanding for both years.

RAYONIER INC. SAVINGS PLAN FOR NON-BARGAINING UNIT HOURLY EMPLOYEES
AT CERTAIN LOCATIONS
NOTES TO FINANCIAL STATEMENTS

In addition, the Plan Sponsor paid certain plan expenses totaling $41,426.

7.	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

8.	Tax Status
The Plan has filed for a determination letter from the IRS regarding the Plan's qualification under Section 401(a) of the IRC. The Plan Administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions. However, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

9.	Reconciliation of Financial Statements to Form 5500:
The following table is a reconciliation of net assets available for benefits according to the financial statements as compared to Form 5500 as of December 31, 2009. No reconciliation is required for financial statements as of December 31, 2010, as the statements match Form 5500 for that period.

2009

Net assets available for benefits per the financial statements	$5,299,152
Less: Contributions receivable at December 31, 2009	(14,065)
Net assets available for benefits per Form 5500	$5,285,087

RAYONIER INC. SAVINGS PLAN FOR NON-BARGAINING UNIT HOURLY EMPLOYEES
AT CERTAIN LOCATIONS

SCHEDULE H, LINE 4i: SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010
PLAN NUMBER 031
EMPLOYER IDENTIFICATION NUMBER 13-2607329

	Identity of Issue	Description	Current Value
*	MassMutual GIA	Stable Value	$2,730,719
*	Rayonier Inc. Common Stock Fund	Company Stock Fund	1,740,911
*	MassMutual Select Indexed Equity Fund	Large Cap Core	731,433
*	Wells Fargo Advantage Dow Jones Target 2045	Asset Allocation	90,719
*	Wells Fargo Advantage Dow Jones Target 2025	Asset Allocation	30,634
*	Wells Fargo Advantage Dow Jones Target 2035	Asset Allocation	26,197
*	PIMCO Total Return	Intermediate Term Bond	15,849
*	American EuroPacific Growth	International Large Core	15,197
*	Northern Mid-Cap Index	Mid-Cap Core	9,894
*	Wells Fargo Advantage Dow Jones Target Today	Asset Allocation	5,997
*	MassMutual Select Small Company Value	Small Cap Value	4,897
*	Invesco Van Kampen Small Cap Growth	Small Cap Growth	1,035
*	American Growth America	Large Cap Growth	243
*	Notes Receivable from Participants (a)	Participant Loans	589,854

			$5,993,579

(a)	The loans bear fixed interest rates that range from 4.25 percent to 9.25 percent with maturities through January 23, 2016.
Note:	Investments are participant directed, thus cost information is not required.
	* Denotes party-in-interest transaction.

See report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension and Savings Plan Committee for the Rayonier Inc. Savings Plan for Non-Bargaining Unit Hourly Employees at Certain Locations have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.
Rayonier Inc. Savings Plan for Non-Bargaining Unit Hourly Employees at Certain Locations
(Name of Plan)
/s/ W. EDWIN FRAZIER, III
W. Edwin Frazier, III
Plan Administrator
June 28, 2011